Exhibit 99.1

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2021

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2021

i

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2021	December 31, 2020
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	13,122	11,017
Short-term investments	6,182	-
Accounts receivable:
Trade, net	615	645
Other	544	897
	20,463	12,559
NON-CURRENT ASSETS:
Long-term restricted deposits	89	89
Long-term deposit	57	50
Property and equipment, net	124	144
Right of use assets	605	543
Intangible assets, net	3,845	4,201
Goodwill	5,387	5,387
	10,107	10,414
TOTAL ASSETS	30,570	22,973

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	280	274
Other	1,668	1,358
Contract liabilities	403	441
Contingent consideration	250	915
Derivative financial instruments	1,553	1,448
Short-term lease liabilities	367	298
	4,521	4,734
NON-CURRENT LIABILITIES:
Long-term contract liabilities	38	41
Long-term lease liabilities	347	365
Long-term contingent consideration	-	684
Deferred tax liabilities	673	793
Liability in respect of the Israeli Innovation Authority	158	140
	1,216	2,023
TOTAL LIABILITIES	5,737	6,757

EQUITY:
Ordinary shares	-	-
Share premium	85,159	71,492
Other equity reserves	15,089	15,256
Accumulated deficit	(75,415)	(70,532)
TOTAL EQUITY	24,833	16,216
TOTAL EQUITY AND LIABILITIES	30,570	22,973

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands (except share and per share data)

REVENUES	3,131	2,165
COST OF REVENUES	1,883	1,121
GROSS PROFIT	1,248	1,044

OPERATING EXPENSES:
Research and development expenses	1,483	793
Selling and marketing expenses	2,430	1,781
General and administrative expenses	2,588	1,495
Impairment of goodwill	-	800
Contingent consideration measurement	(434)	430
TOTAL OPERATING EXPENSES	6,067	5,299

OPERATING LOSS	4,819	4,255

FINANCIAL EXPENSE	183	55
FINANCIAL INCOME	(43)	(2,644)
FINANCIAL EXPENSE (INCOME), net	140	(2,589)

LOSS BEFORE TAXES ON INCOME	4,959	1,666
TAXES ON INCOME	(76)	(122)
NET LOSS FOR THE PERIOD	4,883	1,544

BASIC LOSS PER SHARE (IN DOLLARS)	(0.20)	(0.31)
DILUTED LOSS PER SHARE (IN DOLLARS)	(0.20)	(0.63)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC	24,637	4,982
DILUTED	24,637	6,973

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares			Other
	Number of shares	Amount	Share premium	equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except number of share and per share data)

BALANCE AT JANUARY 1, 2021	18,152,590	-	71,492	15,256	(70,532)	16,216
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2021:
Exercise of warrants	3,090,900	-	4,881	(1,171)	-	3,710
Exercise of options	34,807	-	55	(55)	-	-
Share-based payments	-	-	-	567	-	567
Direct registered offerings, net of issuance costs of $527	4,615,000	-	8,731	492	-	9,223
Net loss for the period	-	-	-	-	(4,883)	(4,883)
BALANCE AT JUNE 30, 2021	25,893,297	-	85,159	15,089	(75,415)	24,833

BALANCE AT JANUARY 1, 2020	1,409,788	-	52,394	13,070	(62,687)	2,777
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2020:
Conversion of convertible debentures	1,109,708	-	3,414	-	-	3,414
Exercise of warrants and pre-funded warrants	9,359,212	-	7,853	(5,062)	-	2,791
Exercise of options	6,282	-	8	(8)	-	-
Expiry of options	-	-	3	(3)	-	-
Share-based payments	-	-	-	41	-	41
Public and direct registered offerings, net of issuance costs of $1,161	1,308,600	-	1,149	6,803	-	7,952
Net loss for the period		-	-	-	(1,544)	(1,544)
BALANCE AT JUNE 30, 2020	13,193,590	-	64,821	14,841	(64,231)	15,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(4,883)	(1,544)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	(45)	(240)
Change in financial liabilities at fair value through profit or loss	(329)	(2,372)
Change in financial assets at fair value through profit or loss	(46)	-
Impairment of goodwill	-	800
Exchange rate differences related to restricted deposits	-	1
Depreciation and amortization	757	685
Interest expenses related to convertible debentures	-	86
Share-based payments	567	41
	904	(999)
Changes in operating asset and liability items:
Decrease in trade receivables	30	133
Decrease in other receivables	346	87
Increase (decrease) in trade payables	6	(135)
Increase (decrease) in other payables	328	(409)
Decrease in deferred tax liabilities	(120)	(122)
Decrease in contract liabilities	(41)	(172)
	549	(618)
Net cash used in operating activities	(3,430)	(3,161)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term investments	(6,136)	-
Right of use assets	(9)	-
Restricted deposits	-	28
Purchase of intangible assets	(203)	-
Purchase of property and equipment	(48)	(14)
Net cash provided by (used in) investing activities	(6,396)	14

CASH FLOWS FROM FINANCING ACTIVITIES:
Israeli Innovation Authority, net	-	(8)
Payment of contingent consideration	(915)	(1,600)
Lease payments (interest and principal)	(132)	(114)
Repayment of convertible debentures	-	(680)
Payment of loans	-	(4)
Proceeds from public and direct offerings, net of issuance expenses	9,223	7,952
Proceeds from exercise of warrants and pre-funded warrants	3,710	2,791
Net cash provided by financing activities	11,886	8,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

INCREASE IN CASH AND CASH EQUIVALENTS	2,060	5,190
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,017	4,341
EFFECT OF EXCHANGE RATE DIFFERENCES IN RESPECT OF CASH AND CASH EQUIVALENTS	45	240
CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,122	9,771

SUPPLEMENTARY DATA ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of convertible debenture into ordinary shares and warrants	-	4,778
Inception of lease transaction	198	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - GENERAL:

a.

Safe-T Group Ltd. (the “Company”) is engaged: (i) through its subsidiaries Safe-T Data A.R Ltd. (“Safe-T”) and Safe-T USA Inc. (“Safe-T Inc.”) in the development, marketing and sales of cybersecurity solutions to enterprises; and (ii) through its subsidiaries NetNut Ltd. (“NetNut”) and Chi Cooked LLC (“Chi Cooked”) in providing enterprise privacy solutions to business customers.

On July 4, 2021, the Company completed the acquisition of CyberKick Ltd. (“CyberKick”). For further information, see Note 11(a).

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

c.

The Company has suffered recurring losses from operations, and has an accumulated deficit as of June 30, 2021, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risks inherent in the Company’s operations raise a substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

d.	On September 19, 2021, the Company’s shareholders approved a reverse split of the ordinary share capital of the Company by a ratio of 40:1, to be effective at a date to be determined by the Company. The reverse split became effective on October 15, 2021. This operation is not affecting the Company’s ADSs, hence following effectiveness the new ratio between the ordinary shares and the ADSs is set at 1:1 instead of the previous 40:1 ratio. All descriptions of the Company’s share capital in these condensed consolidated financial statements, including share amounts and per share amounts, are presented after giving effect to the reverse split.

NOTE 2 - BASIS OF PREPARATION:

a.	Basis of presentation

The Company’s condensed consolidated financial statements for the six-month period ended June 30, 2021, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2020 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 2 - BASIS OF PREPARATION (continued):

The results of operations for the six-month period ended June 30, 2021, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2021, or for any other interim period.

b.	Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2020.

 NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020, expect as described below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are assets not measured at amortized cost or fair value through other comprehensive income. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the condensed consolidated statements of profit or loss under “financial income (expenses), net.”

The Company’s financial assets at fair value through profit or loss represent a portfolio of debt and equity marketable securities and are presented as “short-term investments” in the condensed consolidated statements of financial position. For further information, see Note 5.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 4 - DISAGGREGATED REVENUE DATA:

Set forth below is a breakdown of the Company’s revenue by revenue stream for the six-month periods ended June 30, 2021 and June 30, 2020:

	Six-month period ended June 30
	2021	2020
	U.S. dollars in thousands

Software as a Service (SaaS)	2,796	1,754
Licenses	118	119
Maintenance and support	217	284
Other services	-	8
Total revenues	3,131	2,165

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.

Fair value disclosure

Level 1 financial instruments

As of June 30, 2021, the Company had equity marketable securities measured at fair value through profit or loss, which met the level 1 criteria. As of June 30, 2021, equity marketable securities totaled to $337 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position. As of December 31, 2020, the Company had no financial assets measured at level 1.

As of June 30, 2021 and December 31, 2020, the Company had no financial liabilities measured at level 1.

Level 2 financial instruments

As of June 30, 2021, the Company had debt marketable securities measured at fair value through profit or loss, which met the level 2 criteria. As of June 30, 2021, debt marketable securities totaled to $5,845 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position. As of December 31, 2020, the Company had no financial assets measured at level 2.

As of June 30, 2021 and December 31, 2020, the Company had no financial liabilities measured at level 2

Level 3 financial instruments

As of June 30, 2021 and December 31, 2020, the Company had no financial assets measured at level 3.

As of June 30, 2021 and December 31, 2020, the Company had several financial liabilities measured at fair value through profit or loss, which met the level 3 criteria. See further information below.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

b.	Fair value measurements based on unobservable data (level 3) The following table presents the changes in level 3 instruments for the six-month periods ended June 30, 2021 and June 30, 2020:

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2021	1,599	-	1,448	3,047
Payment of contingent consideration	(915)	-	-	(915)
Recognition of day 1 loss within profit or loss	-	-	161	161
Changes in fair value recognized within profit or loss	(434)	-	(56)	(490)
Balance as of June 30, 2021	250	-	1,553	1,803

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2020	2,170	7,151	1,637	10,958
Payment of contingent consideration	(1,600)	-	-	(1,600)
Repayment of convertible debentures	-	(680)	-	(680)
Initial recognition of financial liability	-	-	1,450	1,450
Conversion to equity or other financial liability	-	(4,778)	-	(4,778)
Recognition of day 1 loss within profit or loss	-	-	164	164
Changes in fair value recognized within profit or loss	430	(1,693)	(1,273)	(2,536)
Balance as of June 30, 2020	1,000	-	1,978	2,978

c.

Fair value of financial assets and financial liabilities measured at amortized cost

Assets and liabilities which are not measured on a recurrent basis at fair value are presented at their carrying amount, which approximates their fair value.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 6 - INTANGIBLE ASSETS:

Testing of goodwill impairment

For the six-month period ended June 30, 2021

During the six-month period ended June 30, 2021, the Company assessed triggering events for potential impairment for each of its CGUs and determined that no adjustment to the carrying value of goodwill was necessary.

For the six-month period ended June 30, 2020

NetNut CGU

The Company performed a goodwill impairment testing as of March 31, 2020 for the NetNut CGU.

The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results, among others, because of COVID-19 implications. For the purpose of the goodwill impairment testing, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering an approximately six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth rate of the enterprise privacy business. As a result of the impairment test, the Company recognized an impairment loss of $800 thousand related to the NetNut CGU.

The key assumptions used as part of the goodwill impairment testing are terminal growth rate of 2%, after-tax discount rate of 20.9% and pre-tax discount rate of 22.9%.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $311 thousand and $702 thousand, respectively, and could trigger a potential impairment of its goodwill.

In addition, during the three-month period ended June 30, 2020, the Company performed an analysis of the impact of recent events on the fair value of the NetNut CGU. As part of this analysis, the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last impairment test and concluded that the fair value exceeds its carrying amount by more than 9%.

NOTE 7 - EQUITY:

a.	Composition

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	June 30, 2021		December 31, 2020
Ordinary shares of no-par value	75,000,000	25,893,297	75,000,000	18,152,590

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 7 - EQUITY (continued):

b.

Registered direct offerings and warrants exercises:

On February 18, 2021, the Company completed a registered direct offering of approximately $9.75 million, before deducting offering expenses at the amount of $527 thousand. The offering consisted of (i) 4,615,000 ADSs at a purchase price of $2.00 per ADS, and (ii) 260,000 pre-funded warrants at a purchase price of $1.999 per warrant, each to purchase one ADS for $0.001.

During the six-month period ended June 30, 2021, 3,090,900 warrants from the Company’s April 23, 2020 offering of ADSs were exercised into 3,090,900 ADSs in exchange for an aggregate exercise amount of approximately $3.7 million.

NOTE 8 - CONTINGENT LIABILITIES:

a.

Bright Data (formerly Luminati) action

On June 11, 2020, Bright Data Ltd. (formerly Luminati Networks Ltd.) filed an action alleging infringement of two patents and alleged trade secret misappropriation against NetNut. On November 8, 2021, the parties filed a joint motion to stay pending a settlement, in which NetNut will make no payment to Bright Data. The motion to stay was granted on November 9, 2021, while the parties finalize the settlement agreement. On June 18, 2021, Bright Data filed a second action against NetNut. Through an amended complaint filed on October 11, 2021, Bright Data asserts five patents and a false advertising claim. The case is in its early stage and is pending in the United States District Court for the Eastern District of Texas, Marshall Division. Management is of the opinion that no violation was made by NetNut with respect to the asserted patents. NetNut denies any wrongdoing or liability and intends to defend itself against this complaint. As such, no amounts have been accrued related to the outcome of such claims.

b.

Contingent consideration

NetNut’s contingent consideration

During the six-month period ended June 30, 2021, the Company paid a final amount of $915 thousand on behalf of the remaining contingent consideration liability. As of June 30, 2021, the Company has no liability in connection with NetNut’s contingent consideration.

Chi Cooked's contingent consideration

As of June 30, 2021, the fair value of the contingent consideration totaled to $250 thousand and was valued using the Monte Carlo method, with the following principal assumptions: Risk-free interest rate - 0.06%, expected term (in years) - 0.50 and expected volatility of revenue and variable expenses - 50.1%. As a result, during the six-month period ended June 30, 2021, the Company recorded a gain of $434 thousand as contingent consideration measurement.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 9 - LOSS PER SHARE:

a.	Basic Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares in issue.

	Six-month period ended June 30
	2021	2020

Loss attributable to Company’s owners (U.S. dollars in thousands)	(4,883)	(1,544)
The weighted average of the number of issued ordinary shares (in thousands(	24,637	4,982
Basic loss per share (U.S. dollar)	(0.20)	(0.31)

b.

Diluted

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows: The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the period with respect to potentially dilutive shares. The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

	Six-month period ended June 30
	2021	2020

Loss attributable to the Company’s owners, used in computation of basic loss per share (U.S. dollars in thousands)	(4,883)	(1,544)
Adjustment in respect of the finance income relating to financial instruments (U.S. dollars in thousands)	-	(2,826)
	(4,883)	(4,370)

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands)	24,637	4,982
Adjustment in respect of incremental shares assuming the conversion to financial instruments (in thousands)		1,991
	24,637	6,973
Diluted loss per share (U.S. dollar)	(0.20)	(0.63)

When calculating the diluted loss per share for the six-month period ended June 30, 2020, the Company accounted for the dilutive effect of the derivative financial instruments and the convertible debentures. Other financial instruments were not accounted for when calculating the diluted loss per share since their effect, on a fully diluted basis, is anti-dilutive.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 10 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. As of June 30, 2021, the Company has two operating segments: enterprise cybersecurity and enterprise privacy.

The chief operating decision maker, which is the Company's Chief Executive Officer (“CEO”), examines the performance of the operating segments based on revenues and adjusted operating loss. Following the Chi Cooked acquisition, and as a part of the Company's business strategy, which includes the acquisition of business in various fields, starting in 2021, the adjusted operating loss is calculated based on operating loss before share-based payments, contingent consideration measurement, impairment of goodwill and intangible assets, depreciation and amortization and non-attributable corporate expenses, which were previously reported under the enterprise cybersecurity segment. As a result, the information regarding the Company’s operating segments for prior periods was retrospectively adjusted.

The following tables present details of the Company's operating segments for the six-month periods ended June 30, 2021 and 2020:

	Enterprise cybersecurity	Enterprise privacy	Total
	Six-month period ended June 30, 2021
	U.S. dollar in thousands

Revenues	335	2,796	3,131

Adjusted operating loss	(1,969)	*(1,023)	(2,992)
Non-attributable corporate expenses			(937)
Share-based payments			(567)
Contingent consideration measurement			434
Depreciation and amortization			(757)
Operating loss			(4,819)
Financial expenses, net			(140)
Taxes on income			76
Net loss for the period			(4,883)

*	Including legal expenses related to Bright Data action, see also Note 8(a).

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 10 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

	Enterprise cybersecurity	Enterprise privacy	Total
	Six-month period ended June 30, 2020
	U.S. dollar in thousands

Revenues	411	1,754	2,165

Adjusted operating loss	(1,312)	(16)	(1,328)
Non-attributable corporate expenses			(971)
Share-based payments			(41)
Contingent consideration measurement			(430)
Impairment of goodwill and intangible assets			(800)
Depreciation and amortization			(685)
Operating loss			(4,255)
Financial income, net			2,589
Taxes on income			122
Net loss for the period			(1,544)

NOTE 11 - SUBSEQUENT EVENTS:

a.

Acquisition of CyberKick

On July 4, 2021, the Company completed the acquisition of all issued and outstanding share capital of CyberKick, which provides solutions for security and privacy tools developers and consumers. The initial consideration paid was $9.3 million, which consisted of cash consideration of $3.7 million and equity consideration of $5.6 million paid by the issuance of 4,062,045 ordinary shares of the Company (based on average weight of the share price for an agreed period prior to the acquisition).

The consideration may be increased by an additional earn-out payment of up to $3 million to CyberKick founders, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still engaged by CyberKick at such time. The Company may decide, at its sole discretion, to pay the earn-out consideration in equity, in whole or in part.

The costs associated with the acquisition were approximately $215 thousand and are recorded in general and administrative expense.

The acquisition date fair value of the consideration transferred was $9,508 thousand, which consisted of the following:

July 4, 2021
U.S. dollar in thousands

Consideration:
Cash	3,700
Fair value of ordinary shares issued	5,808
9,508

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 11 - SUBSEQUENT EVENTS (continued):

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition:

July 4, 2021
U.S. dollar in thousands

Customer relations	3,228
Technologies	792
Goodwill	6,311
Property and equipment, net	2
Deferred tax liabilities	(825)
Net assets acquired	9,508

Due to the timing of the transaction closing date, the fair values assigned to assets acquired and liabilities assumed are preliminary, based on management’s estimates and assumptions and may be subject to change as additional information is received. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

The estimated useful life of the acquired technologies is 10 years, and the customer relations is between 2 to 8 years. Goodwill primarily represented the value of expected synergies arising from the acquisition, as well as assembled workforce.

The Company issued 4,062,045 ordinary shares with an estimated fair value of $5,808 thousand, representing $1.43 per share. The fair value of ordinary shares issued was determined using the Company's market price per share in the TASE as of the closing date, translated into U.S. dollars using the exchange rate as of such date.

The Company assumed earn-out consideration to CyberKick’s founders with an estimated fair value of $3 million. The fair value of the earn-out consideration was allocated to future services and will be expensed over the remaining service periods.

b.

Options grant

On August 25, 2021, the Company’s Board of Directors approved an aggregate grant of 1,657,572 options to purchase 1,657,572 ordinary shares (1,657,572 ADSs), to officers, employees and consultants. The exercise prices of the options granted range from NIS 0 to NIS 4 per share, their vesting schedules range between 6 months to 3 years, and they will expire between 3 to 10 years from the grant date.

In addition, on September 19, 2021, the Company’s shareholders approved an aggregate grant of 483,750 options to purchase 483,750 ordinary shares (483,750 ADSs) to 5 members of the Company’s Board of Directors, including the Company’s CEO. The grant date of the options is set on July 22, 2021, with an exercise price of NIS 4.6 per share, the options vest over 3 years, and they will expire 10 years from the grant date.